Exhibits. Item 77 CO

RFR

A special meeting of the shareholders of RMR F.I.R.E. Fund
(the "Fund") was held on June 4, 2009 for shareholders to consider the reorganization of the Fund with RMR Real
Estate Income Fund. The results of the special meeting of shareholders of the Fund were:


Shareholders   Votes For
    Votes withheld
  Votes abstained


Common
       784,387.04
      27,007.85
        20,727.55

Preferred
         45.00
          -
               -